

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2010

C. Lynn White
President
One XL Corp
3925 Ayrshire Place
Charlotte, NC 28210

Dear Mr. White,

We note that your June 30, 2009 financial statements were audited by Traci J. Anderson, CPA. On August 12, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Traci J. Anderson, CPA because of deficiencies in the conduct of certain of its audits and its procedures. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/Traci_Jo_Anderson.pdf

As Traci J. Anderson, CPA is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. Accordingly, you may not include any Traci J. Anderson, CPA audit reports in registration statements, proxies, amendments to registration statements or proxies, or future Forms 10-K filed with the Commission. If Traci J. Anderson, CPA audited a year that you are required to include in your next Form 10-K, you should have a firm that is registered with the PCAOB re-audit that year.

You must file an Item 4.01 Form 8-K announcing the resignation or dismissal of Traci J. Anderson, CPA, as applicable. Please indicate in the Form 8-K that the PCAOB has revoked the registration of your prior auditor, Traci J. Anderson, CPA. Once you have included an explanation of the registration revocation in this Form 8-K, you do not need to repeat this disclosure in your Form 10-K.

Please tell us how you intend to address the re-audit of your June 30, 2009 financial statements by no later than August 30, 2010. If you have any questions, I can be reached at 202-551-3871.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant